March 23, 2011
VIA EDGAR
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3561
Washington, DC 20549

Re:	Goodrich Corporation Annual Report on Form 10-K for the year ended December 31, 2010 Filed February 15, 2011 File No. 001-00892
Dear Ms. Cvrkel:
Set forth below are the responses of Goodrich Corporation to comments of the staff (the Staff) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the Commission) set forth in the comment letter dated March 16, 2011 (the Comment Letter) relating to Goodrich Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010.
For your convenience, the Staff’s comments are set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter and followed by our responses thereto.
Annual Report on Form 10-K for the year ended December 31, 2010
Note 13. Income Taxes, page 96
1.	We note from the disclosure included in Note 13 that the amount of the Company’s unrecognized tax benefits at December 31, 2009 and 2010 totaled $138.0 and $147.1, respectively at these dates. We also note from the disclosure in Note 13 that the total amount of unrecognized benefits that if recognized, would have affected the effective tax rate was $210.3 and $203.9 million, respectively at these dates. Please tell us and revise the notes to your financial statements in future filings to explain why the amount of unrecognized tax benefits that would affect the Company’s effective tax rate if recognized, significantly exceeds the amount of total unrecognized tax benefits at each of these dates.

Ms. Linda Cvrkel
March 23, 2011

Response:

The amounts included in our disclosure of unrecognized tax benefits that, if recognized, would have affected the effective tax rate at December 31, 2010 and 2009 include indirect effects, primarily interest and penalties, net of any related federal benefit, and the federal benefit of state taxes. These indirect effects are not included in our disclosure of unrecognized tax benefits.

As requested by the Staff, we will disclose in future filings that the difference primarily relates to interest and penalties, net of any related federal benefit, and the federal benefit of state taxes beginning with our Form 10-Q for the period ended March 31, 2011.
Note 15. Contingencies, page 103
Insurance Coverage, page 104
2.	We note from the disclosures included in Note 15 that the Company has entered into settlement agreements with certain insurers that were experiencing financial difficulties under which the Company agreed to give up its rights with respect to certain insurance policies in exchange for negotiated payments which represented payments for the loss of insurance coverage, since it is no longer available for claims that may have qualified for coverage. We also note that a portion of these settlements were recorded as income for reimbursement of past claim payments under the settled insurance policies and a portion was recorded as a deferred settlement credit for future claim payments. We further note that these deferred credits have increased in recent periods and totaled $48.6 million and $45 million, respectively at December 31, 2010 and 2009. With regards to these settlement arrangements and the related deferred credits, please address the following:
•	Please tell us and revise the notes to your financial statements in future filings to indicate the amounts of the settlement payments received and the period in which they were received. Also, please explain how much of the settlement amounts were recorded as income upon receipt and explain how such amounts were calculated or determined.

•	Please explain the nature or type of insurance claims to which these settlement payments related. Also, please indicate how and when the remaining deferred amounts will be recognized in future periods in the Company’s statement of operations. As part of your response and your revised disclosures, please provide an estimate of when the remaining amounts deferred are expected to be recognized in the Company’s statements of operations.

Ms. Linda Cvrkel
March 23, 2011

Response:

Deferred settlement credits represent negotiated payments for the Company’s loss of insurance coverage, primarily related to certain long-tail toxic tort and environmental claims. The portion of these negotiated payments which related to recovery of past costs (recognized as expense in prior periods) or for which there are currently no anticipated future claims is recognized in income when the payments are received. The portion related to potential future claims is recorded as deferred settlement credits on the balance sheet.

The deferred settlement credits partially offset future costs related to insurable claims utilizing a systematic and consistent approach. The recognition of the deferred settlement credits is calculated utilizing the estimated percent of costs incurred in the current period that insurance companies would have reimbursed to the Company if insurance coverage were still in place. This approach utilizes historical claims and insurance information of the Company and is reviewed and updated at least annually. It is not practical to estimate when the remaining deferred settlement credits are expected to be recognized.

A summary of the deferred settlement credits activity for 2009 and 2010 is presented below (dollars in millions):

Balance at December 31, 2008	$49.4
Proceeds from insurance settlements	0.2
Amounts recorded as reduction of costs	(4.6)

Balance at December 31, 2009	$45.0

Proceeds from insurance settlements	8.1
Amounts recorded as reduction of costs (1)	(4.5)

Balance at December 31, 2010	$48.6

(1)	During 2010, $1.7 million of the proceeds received in 2010 was related to recovery of past costs or for which there are no anticipated future claims.
As requested by the Staff, beginning with our Form 10-Q for the period ended March 31, 2011, we will include a summary of the deferred settlement credits activity similar to the summary above. In addition, we will include the nature of insurance claims to which the settlement payments relate, including the Company’s method for recognizing the remaining deferred settlement credits, as described above.

Ms. Linda Cvrkel
March 23, 2011

We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact either me at 704-423-5571, or Toni Drda at 704-423-3466, with any questions you may have. Our fax number is 704-423-7076.
Sincerely,
/s/ Scott A. Cottrill
Scott A. Cottrill
Vice President and Controller
Principal Accounting Officer

cc:	Marshall O. Larsen Scott E. Kuechle